



covidNOW®
by Quorum X Diagnostics
Real-Time Detection Kit
First at-home Covid-19 Antigen Test
COVIDNOW®
4 min at-home Antigen test for Covid.
Other Rapid Tests
Multiplex Test for Pneumonia, Bronchitis, UTI, Yeast Infection and Bacterial Vaginosis.
Quorum X Diagnostics
"When Bacteria Speak, We Listen."
We are a Quorum Sensing Rapid Diagnostic Company
QXD-1
Fast test for Pseudomonal Pneumonia.

QUORUM X DIAGNOSTICS, INC.

Simple, faster better diagnostic tests for Covid, Covid-flu, Pneumonia, BV/Yeast, and more

Highlights

1. Preparing for FDA EUA Re-submission in May 2022 with our 4-min Covid test.
2. 💥 Estimated $195 Billion dollar market size for diagnostics by 2027.
3. 🔬Pipeline includes Fast Tests for Covid, Covid-Flu, Pneumonia, BV/Yeast, & more.
4. Fast-test for Pseudomnal pneumonia prototype ready projected date 2024.
5. 💰 5 International Patent applications and 3 US applications.



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📌 Team-5 Science MD/PhDs, plus 100+ years of Business experience & an Army of Interns.

Team



Dr. Maria Nagy CEO

Ph.D. microbiologist & Quorum Sensing Expert. Academia/Research/Industry-QA/QC. At GSU she built a hybrid research lab/class based on her graduate research, it ran for 7 years. At its height, she had 21 researchers all doing independent projects.

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Dr. Angel A. Rivera CTO

Proud Graduate of UAB, seasoned scientist of 25 yrs and he has published over 80 peer-reviewed journal articles over various topics.

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Dr. Rodney Nash Advisor

CEO of Jeevan Bioscience, CSO/Product Manager of Omni International, and Board Member, Children's Health Care of Atlanta-Scottish Rite.

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Mr. Azad Rahman Advisor

10 years Former Deloitte Manager and Supply Chain Expert and CEO of Alana Athletica.

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Eric Woods Advisor/Investor

Experienced researcher in materials science, chemistry, and biology and a former patent examiner.

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Dr. Navi Jhita Advisor

NIH Post-Doctoral Fellow in Cancer Immunology and Vaccines, Department of Pediatrics, Division of Immunology, The Lowrance Center, Emory University.



Sherri Williams Fundraising & Marketing

Enthusiastic & energetic marketing consultant (& investor) with marketing experience in the scientific research sector also have a Certified Marketing Director designation from years spent in shopping center marketing/sales/advertising.



Victoria Chumney Powell QXD- National Sales Director

Launched new aesthetic product line and company branding. Owner / Operator of Wellness Center and Spa Owner / Operator of $5M insurance agency from 1999-2017. MA-PRTM from NCSU BA-SPCM from LSU



The first 4-minute at-home Antigen test for COVID

Quorum X Diagnostics (QXD) is a women-owned & minority-owned, biotech startup based out of Atlanta, Georgia.

We are a medical diagnostic company developing fast, better, simpler diagnostics for at-Home and Point-of-Care.

Our first 2 products are the first 4-min Covid Antigen Test called COVIDNOW- the fastest test on the market (presently preparing FDA re-submission) and the FAST-TEST for Pseudomonal Pneumonia (Prototype Ready).

Is there still a Covid need and a global Opportunity?

COVIDNOW® Current Opportunity

- Presently, Preparing for FDA EUA resubmission
- FDA is Fast Tracking at-home kit approvals
- Insurance is covering the costs on kits which reduces consumer burden
- Will develop Brand Recognition
- Will solidify our supply and distribution channels
- Revenue will springboard development of our pipeline

****

- Plus, we can help a ton of people, with a superior product!

- **Manufacturing capacity:**
  - 2-10M kits a month
- **Distribution channels:**
  - Can be nationwide in 1000+ drugstores within weeks of approval via our Physician 360 partnership
  - Shopify website ready to launch
  - 4-sales people ready for distribution



COVIDNOW® Phone App Plus AI



covidNOW
by QuorumX Diagnostics

COVIDNOW® Phone app with Artificial Intelligence (AI)

- Results in 4 min
- fastest test on the market

- Step-by-step video instruction
- AI technology* to analyze the results
- Official certificate of results to share
- Data aggregation and analytic potential
- Immediate connectivity to Physician 360 telemedicine service







9:41
5. Your Test Result
You have tested
Negative
for Covid-19
Zip Code: 10010
Age: 38 years old
Ehtnicity: Pacific Islander
Share Your Results
Talk to a Doctor
Although you have tested negative for the virus
Covid-19 today, there is still an inherent risk that you
1
2
3

*finalizing technology

QuorumX Diagnostics

COVIDNOW– a 4-minute Covid antigen test, Phone app, and AI reader technology.

-Resubmitting for FDA EUA approval this month.

-2-10M monthly production capacity

-3 go-to-market strategies-

1) Shopify website-ready to launch

2) We can be nationwide in 1000+Pharmacies w/i weeks of FDA EUA approval via our Physician 360 relationship.

3) 4 sales people-ready to go

COMPETITVE ADVANTAGE

Manufacturer/Test Name	Phone App w/Video Instructions & Report	Optional Connectivity to Telemedicine (P360)	Sensitivity	Specificity	Test Time	Can be Read Manually	Can be Read by AI
Ellume COVID-19 At Home Test	✓	✗	96%	100%	Less than 20 min	✗	✓
Quidel's QuickVue	✗	✗	96.6%	99.3%	10 min	✓	✗
Lucira's Check It	✗	✗	94%	98%	30 min	✓	✗
Abbott's BinaxNOW	✗	✗	84.5%	98.5%	15 min	✓	✗
covidNOW by Quorum X Diagnostics	✓	✓	94%	100%	4 min	✓	✓



Competition-

Presently, there are 14 at-home kits for Covid-19 however, this is a vast national and global need that will not go away. Pandemic or Endemic people are always going to want to know if they have Covid. However, our test is 2-3X faster than the competition.

We are cracking into an industry projected to grow to a $195 Billion dollar industry by 2027.

COVID Market Opportunity

Global 2020 Market for COVID-19 Diagnostics Valued at $60.3 Billion

CAGR of 15% from 2021 to 2027

Market Growth to $84.4 Billion in 2021 and $195.1 Billion by 2027

Differentiation is Key to Market Share Growth

QXD Differentiates Through Immediate Accurate Testing vs Competition

TEAM: The people behind the effort!

Meet our team


Dr. Maria M. Nagy
CEO - PhD Microbiologist


Dr. Angel A. Rivera
CTO - MD/PhD Gene Therapist & Targeting Virologist with 80+ manuscripts


Dr. Rodney Nash
Advisor - PhD, CEO of Jeevan Bioscience


Mr. Mark Koepsel
Interim CFO-44 yrs. Global and International Business, Fortune 500 SABRE Award


Dr. Navdeep Jhita
Advisor - MD Immunologist, NIH Post-Doc Fellow at Emory


Azad Rahman
Advisor - MBA, Former Deloitte Manager & Startup Founder


Mr. Eric Woods
Advisor-Biochemist and Former Patent Agent


Mr. Bill Schwarz
Advisor-CEO of the CEO Alliance,

Quorum X Diagnostics (QXD) is a biotech startup based out of Atlanta, Georgia formed in 2017 by scientists, Dr Maria Nagy PHD and Dr Angel Rivera PHD/MD

Dr Maria Nagy, PHD
Maria@quorumxdiagnostics.com

Dr Angel Rivera, MD/PHD
Angel@quorumxdiagnostics.com



QXD has an amazing team and we're the team to get it DONE!


PIPELINE: Not just a 'COVID company'
Quorum X Diagnostics
Our Pipeline.
CovidNow
4-min at-home Antigen test for Covid
In development
QXD-1
Fast test for Pseudomonal Pneumonia.
QXD-1
In development
Other rapid tests
Mutliplex Test for Pneumonia, Bronchitis, UTI, Yeast Infection and Bacterial Vaginosis.
In development

QXD Pipeline Includes:

1) **COVIDNOW**– a 4-minute Covid antigen test, Phone app, and AI technology.

-Resubmitting for FDA EUA approval this month.

-2-10M marketing capacity

-3 go-to-market strategies-We can be nationwide in 1000+Pharmacies w/i weeks of FDA EUA approval via our Physician 360 relationship

2) the **FAST-TEST** for Pseudomonal pneumonia – #1 and # 2 cause of ventilator and hospital-acquired antibiotic-resistant pneumonia that can result in death.

Prototype ready

Prototype ready

3) **BV/YEAST** – BV & Candidiasis similar symptoms but with vastly different outcomes. BV increases risk/spread of HIV and impairs childbearing capability.

Design In-process

4) Exploring- **Flu/Covid**, **Pneumonia Multiplex**, **Bronchitis**, **UTI**, etc.


PIPELINE: Not just a 'COVID company'
Quorum X Diagnostics
QXD-1 is a Fast Test for Psuedomonal Pneumonia.
Identifies Pseudomous aeruginosa in hospital and ventilator acquired Pneumonia.
QXD-1 Prototype complete, based on Proprietary Technology
Ready for clinical trials and small batch manufacturing run.
FDA 510K pre-submission filed.
Momentum shift due to COVID-19 pandemic and creation of COVIDNOW®.
QXD-1
Fast test for Pseudomonal Pneumonia.
QXD-1

For the Fast-Test for Pseudomonal pneumonia, the current technology consists of PCR(6-1.5hr-$150) and Culture tests(3+ days $85-200) both techniques are expensive, time-consuming, and require expensive equipment and a highly trained staff. Our test is a 3-min lateral flow that can be completed anywhere simple, fast, and inexpensive.

QXD had filed seven total patents, with 5 being international for intellectual property protection, 1 Trademark application

Our present Investment Opportunity:

300K investment will be utilized for last minute retesting & Phone App optimization

100K secured, 280K still needed

*We are raising 200K on a SAFE with a 25M valuation, however, convertible notes considered.

Fund Utilization:
(work to be completed in 4 months or less)

- Bacteria & supplies-35K
- Outsourced lab Retesting & Expedited Fees-80K
- Statistician-60K
- FDA Consultant-60K
- Phone App & Expedited Fees-45K
- Team (nominal salaries)-100K
    Total 380K

HOW ARE WE DOING THIS?

We listen to bacterial armies as they plan to attack the body (they talk), we identify what they are saying and planning. This allows a faster way of identifying them, quantifying and determining their next move.

We are identifying microbes through unique proprietary biomarkers which can reduce testing times from weeks to days on bacteria and 3x faster with Viruses, like COVID.

QXD "Secret Sauce"

QXD taps into **Quorum Sensing (QS)**, or microbial communication.

Microbes use QS signals to **self-identify, quantify** and **coordinate attack**

- Each bacterial species uses its own signature signal
- Bacteria **cannot** attack the body until there is a high amount of signal





- QXD screens patient samples to **identify & quantify** bacteria and **determine their next move.**

This allows *for the fastest patient diagnostics & optimized treatment.*

Platform is extendable to majority of microbial infections.



Milestones-

Sept 2017-Incorporation

Spring, Summer 2018-Preseed raised 100K

2018-R&D prototype complete for FAST-TEST for Pseudomonal Pneumonia

Summer 2019-PCT utility Patent filed

Fall 2019-FDA presubmission filed

Jan 2020-Covid hits

Feb 2020-We decide to do a temporary pivot and start developing a COVID at-home kit

March 2020-Development begins

Summer 2020- seed raise of $650K

September 2020- Prototype ready, Phone app in Process, Patent filed, FDA presubmission complete, Clinical's start,

Jan 2021-Clinical's Complete

Feb 2021- FDA EUA application submitted

April 2021- FDA EUA Application Returned with some edits,

May 2021-Clinical trial's opened up to test kids

Aug 2021- Kid testing complete

Jan 2022-170K raised

April 2022-Bench retesting to be completed, FDA EUA re-submission

QXD Deck Version 1159pm SunD5 (1).pdf

HIGHLIGHTS:

The 4-minute COVIDNOW® antigen test currently has the fastest development time compared to competitive products that currently have EUA approval.

COVIDNOW® is SIMPLE. It was designed to be easy to make self-testing at-home a viable option for everyone!

QXD's COVIDNOW® test is an antigen test vs. an antibody test meaning it can detect active infection.

The sensitivity of the COVIDNOW® test is able to detect an active infection in asymptomatic individuals.

COVIDNOW® **does not** require a prescription.

QXD's partnership with Physician 360, the telemedicine service, provides an additional distribution channel through P360 kiosks located in 1,000+ stores across all 50 states.

All patent applications required for the proprietary technology used to produce QXD's rapid diagnostic tests have been submitted and are currently pending.

QXD has a clear exit strategy. Within five years continue the development of the proprietary technology and build out the scientific and organizational infrastructure of the business model at which point it would be optimal for a larger corporation to take the vision to the next level.

COVIDNOW® is pending EUA approval

Making an investment is a huge decision and one that we don't take lightly. Rest assured, we are dedicated, determined, and passionate about what we are doing.

QXD has an amazing team and we're the team to get it DONE!

Downloads

📄 QXD Sept 2021 Deck.pptx